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                              December 13, 2022

       Thibaut Mongon
       Chief Executive Officer
       Kenvue Inc.
       One Johnson & Johnson Plaza
       New Brunswick, NJ 08933

                                                        Re: Kenvue Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
2, 2022
                                                            CIK No.: 0001944048

       Dear Thibaut Mongon:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 10, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We acknowledge your response to comment 1, but continue to believe that your disclosure in the Prospectus
Summary discussing your strengths should be balanced. Please revise accordingly.
   2. We acknowledge your response to comment 2, but do not agree that referring to sales of distinct products
sufficiently supports your statements that you "help consumers across the world live healthier
lives every day, from their very first day" and "drive[] positive health outcomes around the
world." Revise these statements to state them as your beliefs or to provide substantiation.
 Thibaut Mongon
Kenvue Inc.
December 13, 2022
Page 2
3. We acknowledge your revised disclosure in response to comment 3. Please further revise as follows:
          Provide the disclosure regarding the FDA that you added on page iii on page 8, to balance the disclosure of these studies. Your revised disclosure states that improving skin hydration helps to support babies' developing skin microbiome. Revise to clarify if the referenced study of baby wash and lotion supported this conclusion, or if you extrapolated that skin hydration helps support the baby's microbiome. Clarify here whether these products are cosmetics or drugs. In this regard, we note that wipes intended for a therapeutic purpose, such as killing germs on the skin, or treating acne, diaper rash, or other skin conditions, are drugs and would require FDA approval as such.
          On page 9, revise to clarify how Aveeno products serve as "therapeutic" products.
          Revise your document to clarify which of the products you name in your summary are cosmetics, medical devices, or drugs, and cross-reference that information from the discussion of your business segments at the top of page 4. We note the
           Government Regulations beginning on page 150 section does not address all products you have named in the document.
          Revise your discussion of the Rhinocort study on page 141 to avoid conclusory language regarding efficacy, or, to the extent true, revise to clarify that the determination of effectiveness was made by the FDA or a similar regulatory authority. You may cite objective results from the study. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
88
Critical Accounting Policies and Estimates, page 117

4. We note disclosure of the $12 million impairment related to certain trademarks deemed as irrecoverable recorded during the fiscal nine months ended October 2, 2022. Please revise
      MD&A to clarify where you have recorded this impairment. Also, explain to us where the impairment is included in the intangible assets footnote on page F-10.
       You may contact Jenn Do at 202-551-3743 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact
Abby Adams at 202-551-6902 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

FirstName LastNameThibaut Mongon                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameKenvue Inc.
                                                            Services
December 13, 2022 Page 2
cc:       Michael E. Mariani, Esq.
FirstName LastName